Room 4561
January 30, 2006

Mr. Paul W. Bridge, Jr.
Chief Financial Officer
LanVision Systems, Inc.
10200 Alliance Road Suite 200
Cincinnati, OH 45242

      Re:	LanVision Sytems, Inc.
      Form 10-K for the Fiscal Year Ended January 31, 2005
		Filed April 8, 2005
      File No. 0-28132

Dear Mr. Bridge:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-K for the Fiscal Year Ended January 31, 2005

Financial Statements

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page 37
1. Please describe to us the various elements offered as part of a typical multiple-element arrangement. For each element, explain how revenue is recognized and how you comply with the relevant
accounting
literature. In addition, clarify for us whether the "fair value"
is
vendor-specific and explain how it is determined for each element.
2. For arrangements that include services and modifications that are
deemed significant, explain to us how the contractual terms
influence
your revenue recognition policies. Describe the contractual terms that result in recognizing revenue using the percentage-of-completion method and those that result in deferral until the service obligations are deemed insignificant. Support your use of each model with reference to the relevant sections of SOP 97-2 and SOP 81-1
and
explain the extent that each model is typically used.
3. Please explain to us how you estimate progress to completion as it
relates to your arrangements accounted for using the percentage of completion method. As part of your response, explain how costs incurred to purchase third-party hardware and software affect your estimates.
4. Please clarify for us how products are "made available to end-users" and indicate how this meets the delivery criterion in paragraph 8 of SOP 97-2.
5. We note that you recognize thirty percent of the royalty
revenue
from IDX upon receiving a royalty report. Please explain to us how each of the revenue recognition criteria in paragraph 8 of SOP 97-2 are met for this portion of the fees upon receiving the report.








Item 9A. Controls and procedures, page 49
6. You state that an internal control system "can provide only reasonable assurance" that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, revise your future filings to comply with the guidance in
Section II.F.4 of SEC Release 33-8238.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Paul W. Bridge, Jr.
LanVison Systems, Inc.
January 30, 2006
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